WILSHIRE VARIABLE INSURANCE TRUST

WRITTEN INSTRUMENT AMENDING THE DECLARATION OF TRUST

The undersigned, being a majority of the Trustees of the Wilshire Variable Insurance Trust (the "Trust"), a statutory trust organized pursuant to a Declaration of Trust dated November 7, 1996, as amended, do hereby fix the current number of Trustees at six effective May 1, 2012, pursuant to § 2.1 of the Declaration of Trust.

This instrument shall constitute an amendment to the Declaration of Trust.

This instrument may be executed in counterparts.

IN WITNESS WHEREOF, the undersigned have caused these presents to be executed as of the 24th day of February, 2012.

George J. Zock	Roger A. Formisano
Suanne K. Luhn	Margaret M. Cannella
Edward Gubman	Harriet A. Russell
Richard A. Holt	Lawrence E. Davanzo